OXFORD RESOURCE PARTNERS, LP
41 South High Street, Suite 3450
Columbus, OH 43215
(614) 643-0321
June 8, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Oxford Resource Partners, LP Amendment No. 2 to Registration Statement on Form S-1 File No. 333-165662 Filed May 17, 2010
Ladies and Gentlemen:
     Set forth below are the responses of Oxford Resource Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff ”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 4, 2010 with respect to Amendment No. 2 (“Amendment No. 2”) to the Partnership’s Registration Statement on Form S-1, File No. 333-165662 (the “Registration Statement”), filed with the Commission on May 17, 2010.
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 3 marked to show all changes made since the filing of Amendment No. 2.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 3, unless otherwise indicated.
General
1.	Please monitor your requirements to provide updated financial statements with your next amendment. Please refer to Rule 3-12 of Regulation S-X.

Securities and Exchange Commission June 8, 2010 Page 2
Response: We acknowledge the Staff’s comment and will continue to monitor our requirements to provide updated financial statements.

2.	Please provide updated consents with your next amendment.

Response: We have provided updated consents with Amendment No. 3.

3.	We have provided you with comments relating to your confidential treatment request. Until all outstanding issues have been resolved, including those relating to the confidential treatment request, you will not be in a position to request accelerated effectiveness for the registration statement.

Response: We acknowledge the Staff’s comment. Concurrently with the filing of this letter, we are delivering to the Staff a letter that includes our responses to the Staff’s comments to our confidential treatment request along with a revised confidential treatment request.

4.	You continue to omit a number of exhibits and pertinent disclosure. With your next amendment or as soon as practicable thereafter, please (1) file all omitted exhibits; (2) fill in all blanks other than the information that Rule 430A permits you to omit, including a range for the potential offering price per share; and (3) provide copies of all artwork and any graphics you propose to include in the prospectus. Ensure that you allow sufficient time for your response to any comments that may result from our review in each case.

Response: We acknowledge the Staff’s comment. With Amendment No. 3, we have filed all omitted exhibits other than Exhibits 1.1, 5.1, 8.1 and 10.1. We will file the omitted exhibits in the near future and will allow the Staff a sufficient amount of time to review them and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

In Amendment No. 3, we have filled in all blanks other than (a) the information relating to the estimated ratio of taxable income to distributions on pages 18 and 191, (b) the information relating to qualifying income on page 189 and (c) the information that Rule 430A permits us to omit.

In Amendment No. 3, we have included all artwork and graphics we propose to use in the prospectus. Please see the page following the front cover, the back cover page and pages 104, 105, 106, 112, 117 and 118.

5.	In a number of your responses, you indicate that you will provide the disclosure in future filings or that the partnership agreement contains the pertinent information. Ensure that the detailed letter of response which accompanies the amendment answers all open questions and indicates precisely where the responsive information may be found for all portions of each of prior comments 5; 6; 7; 8; 11; 13; 24; 26; 32; 48; and 50. See also prior comments 3 and 4.

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Response: We acknowledge the Staff’s comment. Set forth below are the answers to the open questions along with pages references to the responsive information for the applicable portions of prior comments 5; 6; 7; 8; 11; 13; 24; 26; 32; 48; and 50. In addition, we acknowledge the Staff’s prior comments 3 and 4 and have made every attempt to comply with the Staff’s requests.

Prior Comment 5: Please see our response to comment 4 above.

Prior Comment 6: Please see our response to comment 4 above. In addition, we have adopted our code of business conduct and ethics and have updated our disclosure on page 164 accordingly.

Prior Comment 7: Please see our response to comment 4 above.

Prior Comment 8: Please see our response to comment 4 above and the cover page of the prospectus.

Prior Comment 11: Please see page A-73 for Section 15.1 of our partnership agreement.

Prior Comment 13: We are not aware of any open questions relating to prior comment 13.

Prior Comment 24: Please see page 45 for the updated use of proceeds table.

Prior Comment 26: Please see page 45.

Prior Comment 32: We have revised the Registration Statement to reference the shortfall in making distributions to unitholders during the year ended December 31, 2009 and the twelve months ended March 31, 2010. We have not included information regarding the shortfall on a quarter-by-quarter basis because we have not historically tracked cash available for distribution as shown in the Registration Statement on a quarterly basis and would not be able to do so without unreasonable effort, expense and delay in relation to the potential benefit that such information would have to investors. In addition, we do not believe merely showing an average of our cash available for distribution over the four quarters in the year ended December 31, 2009 and four quarters in the twelve months ended March 31, 2010 will provide meaningful information. Please also see our response to comment 7 below.

Prior Comment 48: Please see page 159.

Prior Comment 50: Please see our response to comment 4 above.
Promotional and Sales Material
6.	We note your responses to prior comments 15 and 16, and refer you in particular to Item 19 of Industry Guide 5. As that Item requires, please provide us with all promotional and sales material prior to its use. We will need sufficient time to review and comment upon all such material.

Securities and Exchange Commission June 8, 2010 Page 4
Response: We acknowledge the Staff’s comment. Shortly after the filing of this letter we will provide the Staff supplementally with copies of the road show slides that are expected to be used in connection with the our offering.
Prospectus Cover Page
7.	We note your responses to prior comments 13, 17, and 28. If the registrant (1) did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to make the estimated “minimum” “quarterly” distribution for the indicated period or (2) did so but expects potential shortfalls in certain periods, revise all related disclosure to make this clear. In that regard, we note that you indicate at page 98 that your business “has historically experienced only limited variability in its results due to the effect of seasons.”

Response: Please see our response to prior comment 32 that is included in our response to comment 5 above. We have revised the Registration Statement to make clear that we did not use quarter-by-quarter estimates in concluding that there would be sufficient cash available to make the estimated minimum quarterly distribution for the indicated period. Please see the cover page and pages 6, 16, 23, 50 and 52.
Risk Factors, page 22
8.	We remind you of prior comment 20. Further revise the disclosure to eliminate mitigating language, such as still appears or has been added to text at pages 26, 33, and 40.

Response: We have revised the Registration Statement accordingly. Please see pages 27, 34 and 41.
Cash Distribution Policy and Restrictions on Distributions, page 48
9.	Provide tabular disclosure which sets forth both historical results and quarter-by-quarter estimate information and which clearly quantifies any shortfalls, if you have it. Your response to prior comment 28 suggests that you might not have obtained such information. If you do not have the information, make clear what you are suggesting regarding your ability over the next four quarterly periods to make consistent quarterly minimum distributions without borrowing needed funds, and provide pertinent information from the second and third paragraphs of your response. We disagree with your conclusion that “the Staff has taken a very consistent view that a twelve-month forecast without quarter-by-quarter detail provides investors with the most meaningful and beneficial forward-looking financial information” in the IPO context. The contrary is the case, as we have regularly requested registrants to disclose the quarter-by-quarter detail when it was available.

Response: We do not provide a quarterly forecast for each quarter in the forecast period due to the uncertainty surrounding the precise timing of certain cash flows during the

Securities and Exchange Commission June 8, 2010 Page 5
latter part of the forecast period. However, we expect that the cash generated from operations during the quarter ending September 30, 2010 will be approximately $6.9 million, or approximately $2.3 million less than the amount of cash needed to pay the entire minimum quarterly distribution on all of our outstanding units. As a result, during that period we expect to generate cash from operations sufficient to pay the entire minimum quarterly distribution on our common units, but only 52.9% of the minimum quarterly distribution on our subordinated units. We expect to fund the additional $2.3 million with cash on hand or working capital borrowings. We have revised the Registration Statement accordingly. Please see pages 16 and 52.
How we make cash distributions, page 59
10.	We refer you to the definition of “available cash.” Explain further in necessary detail the purpose and effect of the last bullet point. In that connection, clarify whether advances pursuant to the credit facility (whether before or subsequent to the end of the quarter) may be used to pay a portion of the minimum quarterly distribution in a given quarter where, for example, operational cash flow did not provide sufficient capital for that purpose. We may have additional comments.

Response: We have revised the Registration Statement accordingly. Please see page 62.
Compensation Discussion and Analysis, page 136
11.	We note your response to our prior comment 47, as well as the revised disclosure removing reference to payment of such bonuses “historically.” If such actions increase the likelihood of litigation involving you or the individuals so paid, include new risk factor disclosure to make clear that such payments have been made (for a number of years, if accurate) despite employment agreements prohibiting them. Clarify whether the decision to make the payments notwithstanding the prohibitions was made by disinterested and independent directors, and discuss the genesis of the payments. If the individuals receiving the payments suggested that such payments were necessary for the reasons cited at page 142, also clarify their role and the extent of their participation in the process. We may have further comments.

Response: We do not believe such actions present any potential for litigation involving us or the individuals so paid. The employment agreements merely provided that such individuals were not eligible to receive annual bonus or other inventive compensation awards under those agreements. Those agreements did not prohibit the Partnership from paying annual bonuses to these individuals. The discussions regarding these payments were initiated by the directors on our board other than Charles C. Ungurean (the “Non-Employee Directors”) and the payments that were made were determined by our Non-Employee Directors, acting independently of the executives in question. We have revised the Registration Statement to clarify these points. Please see our disclosure beginning on page 149.

Securities and Exchange Commission June 8, 2010 Page 6
Lock-Up Agreements, page 203
12.	Revise to disclose also whether there are any release agreements in that regard. See prior comment 51.

Response: We have revised the Registration Statement accordingly. Please see page 210.
Financial Statements
Property, Plant and Equipment, page F-15
13.	We note your additional policy disclosure that indicates you capitalize costs until the mine’s production reaches intended operating levels. Please tell us how your policy is consistent with ASC 930.330.20 which defines the start of the production stage as the point when more than a de minimis amount of saleable material is extracted.

Response: We believe that our policy and the related disclosure regarding the capitalization of mine development costs is consistent with ASC 930.330.20. However, we have revised the Registration Statement in order to more closely parallel the language provided by the guidance. Please see pages 97 and F-34.
Engineering Comments
Competitive Strengths, page 4
14.	In your section related to your competitive strengths, we note you state your company has a strong safety and environmental record. Please expand your disclosure by discussing your safety and environmental programs, appropriate statistics such as the occupational injury and frequency rates your company measures, with comparisons to comparable national statistics, and your performance as demonstrated by these metrics.

Response: We have revised the Registration Statement accordingly. Please see pages 128 and B-2.

15.	We reissue comment 62. Please include a small-scale map showing the location and access to each of your material properties in your amended filing.

Response: We have revised the Registration Statement accordingly. Please see pages 117 and 118.

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     Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours, OXFORD RESOURCE PARTNERS, LP
By:	Oxford Resources GP, LLC, its General Partner

By:	/s/ Jeffrey M. Gutman
Jeffrey M. Gutman
Senior Vice President, Chief Financial Officer and Treasurer

cc:	William N. Finnegan IV, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Bill.Finnegan@lw.com

Brett E. Braden, Esq. (By Email)
Latham & Watkins LLP
717 Texas Avenue
Suite 1600
Houston, TX 77002
Brett.Braden@lw.com